Exhibit 99.24

Consent of BBA Inc.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with, and to the use of information derived from, the technical report entitled “Feasibility Study of the Rainy River Project, Ontario, Canada” effective date January 16, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013 and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 28th day of March, 2014

BBA Inc.

“Patrice Live”
Name:	Patrice Live, Eng.
Title:	Manager of Mining